EXHIBIT 99.1

Internet Gold Announces Update in Schedule for Transaction with Searchlight Capital Partners

Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) today announced the following updated schedule for advancing the transaction with Searchlight Capital Partners (“Searchlight”).

Further to the Company’s previous reports, Searchlight have extended its offer until June 18th at 7pm IST (the “Deadline”) with the following milestones as were agreed by the Company and B Communications Ltd. (“BCom”):

1. Final SPA, Indenture, Pledge and Equity Commitment Letters (the “Definitive Documents”) to be published to both the Company’s and BCom’s bondholders by June 10th;

2. The holders of debentures of each Bcom and the Company to vote on the Definitive Documents no later than June 17th;

3. To the extent there is insufficient quorum, a delayed vote will be held on June18th;

4. The Definitive Documents will be signed by all parties by the Deadline.

There is no guarantee that the milestones will be met in accordance with the timetable above, and there is no agreement that the Definitive Documents will be signed.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd, the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel.

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the outcome of the discussions and contacts with Searchlight, the Company’s debenture holders and B Communications.

For further information, please contact:

Yuval Snir - IR Manager
Yuval@igld.com / Tel: +972-3-924-0000